

Thomas Ashley · 2nd

CEO at Invincible

Philadelphia, Pennsylvania, United States

· Contact info

500+ connections



1 mutual connection: Steve Stanulis

Connect Message More

Invincible

The Art Institutes

Featured

Thomas Ashley (producer)
en.wikipedia.org

Thomas Ashley is an American film producer and distributor. He is the founder and C
of both Invincible Pictures and FlixFling. Thomas Ashley spent time working on the s
of television commercials and public-service announcements in order to help...

Experience

CEO
Invincible
Jun 2006 – Present · 15 yrs 1 mo

Founder
FlixFling
Sep 2010 – Present · 10 yrs 10 mos

Motion Picture streaming platform.

Founder and CEO
AnteSocial
Mar 2018 – Present · 3 yrs 4 mos
Greater Philadelphia Area

The First democratic social media network where up to 70% of revenues flow back to the users.

President
PowerHouse Media
2000 – 2007 · 7 yrs

Education

The Art Institutes
Production Design
1994 – 1996

Volunteer experience

Patient Advisory Board Member
Penn Medicine, University of Pennsylvania Health System
Mar 2014 – Present • 7 yrs 4 mos
Health

Board Member of the Patient Family Advisory Council for the Abramson Cancer Center at Penn Medicine. Responsible for the conceptualization, review and implementation of programs designed to improve patient experience education and quality of life programs at the cancer center.